SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CREDIT SUISSE GROUP

(Name of Subject Company (Issuer))

CREDIT SUISSE GROUP

(Name of Filing Person (Issuer and Offeror))

Options to Purchase Common Stock, Par Value CHF 1 Per Share
(Title of Class of Securities)

225401108
(CUSIP Number of Class of Securities)
(American Depositary Shares Representing Shares)

Philip K. Ryan
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
(41-1) 333 1111

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Linda E. Rappaport, Esq.
Shearman & Sterling
599 Lexington Avenue
New York, New York 10022-6069
(212) 848-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$903,795,797.28	$73,117.08

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 90,284,142 shares of common stock of Credit Suisse Group having an aggregate value of $903,795,797.28 as of August 1, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .0000809 of the value of the transaction.
[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Items 1-9, 11.
Item 10. Financial Statements.
Item 12. Exhibits.
Item 13.Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX
OFFER TO EXCHANGE
COVER LETTER TO OFFER TO EXCHANGE
COVER E-MAIL TO THE OFFER TO EXCHANGE
COVER LETTER TO OFFER TO EXCHANGE
CREDIT SUISSE FIRST BOSTON PRESENTATION
CREDIT SUISSE GROUP INTERNATIONAL SHARE PLAN
CREDIT SUISSE GROUP SWISS SHARE PLAN
CREDIT SUISSE MANAGEMENT PERFORMANCE PLAN INT'L.
CREDIT SUISSE MANAGEMENT PERFORMANCE PLAN (SWISS)
CREDIT SUISSE GROUP STOCK PLAN 2001
1996 STOCK OPTION PLAN

Items 1-9, 11.

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Credit Suisse Group, a corporation organized under the laws of Switzerland (the “Company”). This Schedule TO relates to an offer by the Company to certain eligible employees, as defined in the Offer to Exchange, dated August 6, 2003, and attached hereto as Exhibit (a)(1) (the “Offer to Exchange”), to exchange their outstanding eligible vested options to purchase shares of the Company’s common stock, par value CHF 1 per share (the “Shares”), originally granted under the eligible plans (as defined in the Offer to Exchange) on or after December 31, 1999, with an exercise price equal to or greater than CHF 30, for (A) if the exercise price of the eligible options is equal to or greater than CHF 60, any of the following: (i) new options (the “New Options”) to purchase Shares with an exercise price that is 10% above the closing price of the Shares on the close of business on the SWX Swiss Exchange on September 5, 2003, (ii) the right to receive Shares on a specified date in the future (the “Phantom Shares”) or (iii) a 50/50 combination of New Options and Phantom Shares, or (B) if the exercise price of the eligible options is equal to or greater than CHF 30 and less than CHF 60, Phantom Shares. The New Options and Phantom Shares will be granted upon the terms and subject to the conditions described in the Offer to Exchange and the acceptance letter, a form of which is attached hereto as Exhibit (a)(5) (the “Letter”).

          The information set forth in the Offer to Exchange and the Letter is incorporated herein by reference with respect to Items 1-9 and Item 11 of this Schedule TO.

Item 10. Financial Statements.

     (a)  Financial Information.

     The Company hereby incorporates by reference the information set forth in the Offer to Exchange under “Section 13. Information Concerning Credit Suisse Group – Selected Financial Data”, “Section 20. Additional Information” and “Item 18 – Financial Statements” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

               (b) Pro forma information.

               Not applicable.

               (c) Summary Information.

          The information set forth in the Offer to Exchange under “Section 13. Information Concerning Credit Suisse Group – Selected Financial Data” is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)	Offer to Exchange, dated August 6, 2003.
(a)(2)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Paper-Only Participants.
(a)(3)	Cover E-Mail to the Offer to Exchange, dated August 6, 2003, for Confidential Electronic System Participants.
(a)(4)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Swiss Employees.

(a)(5)	Form of Acceptance Letter (incorporated herein by reference to Schedule E of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(a)(6)	Form of Withdrawal Letter (incorporated herein by reference to Schedule F of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(a)(7)	Credit Suisse Group’s Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC on March 27, 2003 and incorporated herein by reference, except we do not incorporate by reference the portions of Credit Suisse Group’s Annual Report 2002, portions of which are incorporated by reference in the Annual Report on Form 20-F, as set forth in “Section 20. Additional Information” of the Offer to Exchange which is attached hereto as Exhibit (a)(1).
(a)(8)	Credit Suisse First Boston Presentation: Review of Changes in Compensation Structure, dated August 6, 2003.
(b)	None.
(d)(1)	Credit Suisse Group International Share Plan.
(d)(2)	Credit Suisse Group Swiss Share Plan.
(d)(3)	Credit Suisse Group Management Performance Plan International.
(d)(4)	Credit Suisse Group Management Performance Plan Switzerland.
(d)(5)	Credit Suisse Group Stock Plan 2001 for Credit Suisse Hottinguer.
(d)(6)	Donaldson, Lufkin & Jenrette, Inc. 1996 Stock Option Plan.
(d)(7)	Form of New Option Grant Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule J of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(d)(8)	Form of New Option Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule M of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(d)(9)	Form of New Phantom Share Grant Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule K of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(d)(10)	Form of Blocked Registered Share Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule L of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

     Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE GROUP
/s/ Philip K. Ryan

Philip K. Ryan Chief Financial Officer
Date: August 6, 2003

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EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)	Offer to Exchange, dated August 6, 2003.
(a)(2)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Paper-Only Participants.
(a)(3)	Cover E-Mail to the Offer to Exchange, dated August 6, 2003, for Confidential Electronic System Participants.
(a)(4)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Swiss Employees.
(a)(5)	Form of Acceptance Letter (incorporated herein by reference to Schedule E of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(a)(6)	Form of Withdrawal Letter (incorporated herein by reference to Schedule F of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(a)(7)	Credit Suisse Group’s Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC on March 27, 2003 and incorporated herein by reference, except we do not incorporate by reference the portions of Credit Suisse Group’s Annual Report 2002, portions of which are incorporated by reference in the Annual Report on Form 20-F, as set forth in “Section 20. Additional Information” of the Offer to Exchange which is attached hereto as Exhibit (a)(1).
(a)(8)	Credit Suisse First Boston Presentation: Review of Changes in Compensation Structure, dated August 6, 2003.
(b)	None.
(d)(1) (d)(2) (d)(3) (d)(4) (d)(5) (d)(6)	Credit Suisse Group International Share Plan.
Credit Suisse Group Swiss Share Plan.
Credit Suisse Group Management Performance Plan International.
Credit Suisse Group Management Performance Plan Switzerland.
Credit Suisse Group Stock Plan 2001 for Credit Suisse Hottinguer.
Donaldson, Lufkin & Jenrette, Inc. 1996 Stock Option Plan.
(d)(7)	Form of New Option Grant Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule J of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(d)(8)	Form of New Option Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule M of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(d)(9)	Form of New Phantom Share Award Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule K of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(d)(10)	Form of Blocked Registered Share Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule L of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(g)	None.
(h)	None.

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